NO ACT

PE
10-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08067242

Received SEC

NOV 20 2008

Washington, DC 20549

November 20, 2008

Gene D. Levoff
Director, Corporate Law
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014-2084

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-20-08

Re: Apple Inc.
Incoming letter dated October 15, 2008

Dear Mr. Levoff:

This is in response to your letters dated October 15, 2008 and November 18, 2008 concerning the shareholder proposal submitted to Apple by Calvert Asset Management Company, Inc. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent. In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Ivy Wafford Duke, Esq.
Assistant Vice President
Calvert Asset Management Company, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

PROCESSED
DEC 16 2008
THOMSON REUTERS

November 20, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Apple Inc.
Incoming letter dated October 15, 2008

The proposal relates to a report.

There appears to be some basis for your view that Apple may exclude Calvert Asset Management Company, Inc. as a co-proponent of the proposal under rule 14a-8(e)(2) because Apple received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Apple omits Calvert Asset Management Company, Inc. as a co-proponent in reliance on rule 14a-8(e)(2).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Toton, Rebekah [rtoton@OMM.com]
Sent: Tuesday, November 18, 2008 8:04 PM
To: shareholderproposals; CFLETTERS
Cc: Gene Levoff; mack@asyousow.org; aditi.vora@calvert.com
Subject: Supplemental Correspondence to Apple Inc.'s Letter Dated Oct. 15, 2008
Attachments: Correspondence with As You Sow.pdf

November 18, 2008

Dear Mr. Reedich,

This letter and its attachments are submitted by the undersigned on behalf of Apple Inc. (the "*Company*") as a supplement to the Company's no-action request dated October 15, 2008 (the "*Original Request*") relating to the shareholder proposal (the "*Proposal*") submitted by Calvert Asset Management Company, Inc. (the "*Proponent*"). The Proponent submitted the Proposal as a co-sponsor along with another shareholder proponent, As You Sow (as representative for shareholder John Powers). The Company intends to include the Proposal in its proxy statement and form of proxy (together, the "*Proxy Materials*") for the Company's 2009 Annual Meeting of Shareholders. However, the Company intends to exclude the Proponent as a co-sponsor of the Proposal for the reasons given in the Original Request.

Attached are copies of the correspondence sent to the Company by As You Sow (as representative for shareholder John Powers) in connection with the Proposal. A copy of this correspondence is being provided to the Proponent simultaneously with this letter.

Please do not hesitate to contact me (telephone: (408) 974-6931; fax: (408) 253-7457; cell: (650) 906-1077; e-mail: glevoff@apple.com) if you have any questions or require any additional information or assistance with regard to this matter.

Very truly yours,

s/ Gene Levoff

Gene D. Levoff
Director, Corporate Law

RBC Wealth Management

SRI Wealth Management Group
345 California Street
29th Floor
San Francisco, CA 94104

Toll Free: 866-408-2667
www.rbcfc.com/SRI

September 22, 2008

To Whom It May Concern,

This letter is to confirm that John Powers is the beneficial owner of at least $2000 worth of Apple, Inc. stock, and that these shares have been held continuously for at least one year and will be held though the date of the company's next annual meeting.

Sincerely,

Thomas W. Van Dyck, CIMA
Senior Vice President-Financial Consultant
SRI Wealth Management Group
RBC Wealth Management

Apple Inc.
General Counsel Office

As You Sow

Planting Seeds for Social Change

311 California Street, Suite 510
San Francisco, CA 94104
T 415.391.3212
F 415.391.3245
www.asyousow.org

Sept. 19, 2008

25-09-08P12:00

Corporate Secretary
Apple Computer Inc.
1 Infinite Loop
Cupertino, CA 95014

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We represent John Powers, a shareholder of Apple Computer stock. We are concerned that the company has not disclosed substantial information to shareholders on social and environmental issues.

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies increasingly recognize the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Apple's reporting on greenhouse gas issues to the Carbon Disclosure Project has been poor; the company has not answered questions asking it to disclose greenhouse gas emissions generated by the company or to discuss mitigation plans. Also, to our knowledge the company has never produced a report on general corporate social responsibility issues.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2009 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

Proof of ownership and authority to act on behalf of Mr. Powers is attached. Mr. Powers will hold the shares through the 2009 stockholder meeting. A representative of the filer will attend the stockholder meeting to move the resolution as required. We are the primary filer of this resolution.

Sincerely,

Conrad B. MacKerron

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Enclosures

100% PCW, PCF

Apple, Inc. - 2008

WHEREAS: Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Globally over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). As such, it is no surprise that Dell, IBM, and Hewlett-Packard have taken leadership roles in these areas through the publication of comprehensive sustainability reports that address their company's impacts with regards to greenhouse gas emissions, carbon reduction, toxics, and employee safety. In fact, these companies have provided detailed public assessments of existing emissions and made carbon reduction commitments. Apple, Inc., however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change.

The information and communication technologies sector is estimated to contribute between 2-3% of total greenhouse gas emissions. As the industry continues to develop globally, this is set to increase further. Given the industry's large social and environmental footprint, we feel it is imperative that Apple develop clear policies and programs that address the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by July 2009.

SUPPORTING STATEMENT:
The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. Taking early action to calculate emissions and prepare for standards could provide competitive advantage, while inaction risks exposing companies to regulatory and litigation risk and reputational damage.

We recommend that Apple use the Global Reporting Initiative's Sustainability Reporting Guidelines ("the Guidelines") to prepare the sustainability report and to use the Carbon Disclosure Project (CDP) as a means to specifically report on its greenhouse gas emissions and reduction efforts. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities. The Guidelines provide guidance on report content, including performance on direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility. The Guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.

John Powers

*** FISMA & OMB Memorandum M-07-16 ***

September 18, 2008

Mr. Conrad MacKerron
Director Corporate Social Responsibility Program
As You Sow Foundation
311 California St., Suite 510
San Francisco, CA. 94104

Dear Mr. MacKerron,

I hereby authorize As You Sow to file a shareholder resolution on my behalf with Apple Inc.

The resolution asks the company's Board of Directors to prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety.

I am the owner of more than $2,000 worth of stock that has been held continuously for over a year and will be held through the date of the company's next annual meeting.

I give As You Sow the authority to deal on my behalf with any and all aspects of the shareholder resolution. I understand that my name may appear on the company's proxy statement as the filer of this resolution.

Sincerely,

John Powers

John Powers

October 15, 2008

RECEIVED

2008 OCT 17 PM 3:22

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934 -- Exclusion of Shareholder Proposal Submitted by Calvert Asset Management Company, Inc. <u>Pursuant to Rule 14a-8(e)(2)</u>

Ladies and Gentlemen:

This letter and its attachments are submitted by the undersigned on behalf of Apple Inc. (the "*Company*") pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934. The Company respectfully requests the confirmation of the Staff of the Division of Corporation Finance (the "*Staff*") that it will not recommend any enforcement action to the Commission if the Company excludes the attached shareholder proposal (the "*Proposal*") attached hereto as <u>Exhibit A</u> from its proxy statement and form of proxy (together, the "*Proxy Materials*") for the Company's 2009 Annual Meeting of Shareholders because the Proposal was not received by the Company until after the deadline for such submissions.

As required by Rule 14a-8(j), this letter and all attachments are being sent to the Commission no later than eighty (80) calendar days before the Company intends to file its definitive proxy materials with the Commission, which the Company is planning to file on or about January 6, 2009. Also, as required by Rule 14a-8(j), a complete copy of this submission is being provided contemporaneously herewith to Calvert Asset Management Company, Inc. (the "*Proponent*"), the shareholder who submitted the Proposal.

The Proposal would require the Company's Board of Directors to "prepare a sustainability report describing the corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety."

The Proponent requests that the Proposal be considered by the Company's shareholders at its next annual meeting. The Company's next expected shareholder meeting is its regularly scheduled annual meeting currently expected to be held on February 25, 2009. Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in

Apple
1 Infinite Loop
Cupertino, CA 95014-2084

408 996-1010 phone
408 996-0275 fax
www.apple.com

connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting...."

The proxy statement for the Company's annual meeting of shareholders that was held on March 4, 2008, and, as disclosed in the 2008 proxy statement, was first sent to shareholders on or about January 22, 2008. As stated above, the Company's next Annual Meeting of Shareholders is scheduled for February 25, 2009, a date that is within 30 days of the date on which the 2008 Annual Meeting of Shareholders was held. Because the Company held an annual meeting for its shareholders in 2008 and because the 2009 Annual Meeting of Shareholders is scheduled for a date that is within 30 days of the date of the Company's 2008 Annual Meeting, then under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to shareholders in connection with the Company's 2008 Annual Meeting. In accordance with the guidance set forth in Staff Legal Bulletin 14, the Company calculated the deadline for proposals for the 2009 Annual Meeting in the following manner:

- Release date for the 2008 Proxy Materials: January 22, 2008
- Increase that date by one year: January 22, 2009
- "Day One": January 21, 2009
- "Day 120": September 24, 2008

Pursuant to Rule 14a-5(e), this deadline was disclosed in the Company's 2008 proxy statement under the caption "Shareholder Proposals," and stated that proposals of shareholders intended to be presented at the Company's 2009 Annual Meeting of Shareholders must have been received by the Company no later than September 24, 2008. As evidenced by the date-stamped copy of the Proposal, the Company received the Proposal via regular mail on September 25, 2008, which was after the September 24, 2008 deadline established under the terms of Rule 14a-8(e)(2).

The Staff has consistently expressed the view that proposals received after the 120-day deadline provided by Rule 14a-8(e)(2) are not timely filed and may properly be omitted from a company's proxy materials. See, e.g., American Express Co. (Dec. 21, 2004) (proposal received one day after the deadline); Thomas Industries Inc. (Jan. 15, 2003) (proposal received one day after the deadline); SBC Communications Inc. (Dec. 24, 2002) (proposal received one day after the deadline); and Hewlett-Packard Co. (Nov. 27, 2000) (proposal received one day after the deadline).

* * *

For the foregoing reasons, the Company requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proponent's proposal from the Proxy Materials for its 2009 Annual Meeting.

Please do not hesitate to contact me (telephone: (408) 974-6931; fax: (408) 253-7457; e-mail: glevoff@apple.com) if you have any questions or require any additional information or assistance with regard to this matter.

Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Gene D. Levoff
Director, Corporate Law

Cc: Dan Cooperman
Charles N. Charnas
Rob Plesnarski
Aditi Vora, Calvert Asset Management Company, Inc.

EXHIBIT A

(See attached.)

Calvert

INVESTMENTS THAT MAKE A DIFFERENCE®

September 22, 2008

Apple Inc.
General Counsel Office
25-09-08P04:00 RCVD

Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, California 95014

Dear Mr. Cooperman:

Calvert Asset Management Company, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 41 mutual funds sponsored by Calvert Group, Ltd., including Calvert's 21 socially responsible mutual funds. Calvert currently has over $16 billion in assets under management.

The Calvert Social Investment Fund Balanced Portfolio, Calvert Social Investment Fund Enhanced Equity Portfolio, Calvert Social Index Fund, Calvert Large Cap Growth Fund, and Calvert Variable Series, Inc. Calvert Social Equity Portfolio are beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation available upon request). Furthermore, these funds have held these securities continuously for at least one year, and it is Calvert's intention that the Funds continue to own shares in the Company through the date of the 2009 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Calvert Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed, requesting that the Company issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by July 2009. Calvert continues to believe that sustainability reporting is a critical component of a corporation's commitment to stakeholders.

We understand that Conrad Mackerron on behalf of As You Sow is submitting an identical proposal. Calvert recognizes As You Sow as the lead filer and intends to

A UNIFI Company.

4550 Montgomery Avenue
Bethesda, MD 20814
800.368.2748
www.calvert.com

act as a co-sponsor of the resolution. Mr. Mackerron has agreed to coordinate contact between the Corporation and other shareholders filing the proposal, including Calvert, and is also authorized to withdraw the resolution on Calvert's behalf. However, Calvert would like to receive copies of all correspondence sent to Mr. Mackerron as it relates to the proposal. In this regard, please direct any correspondence to Aditi Vora, at 301-961-4715, or contact her via email at aditi.vora@calvert.com.

We appreciate your attention to this matter and look forward to working with you.

Sincerely,

Ivy Wafford Duke

Ivy Wafford Duke, Esq.
Assistant Vice President

Cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Group, Ltd.

Stu Dalheim, Director of Shareholder Advocacy, Calvert Group, Ltd.

Aditi Vora, Social Research Analyst, Calvert Group, Ltd.

Mike Lombardo, Senior Social Research Analyst and Manager, Calvert Group, Ltd.

Enclosures: Resolution Text

Apple, Inc. - 2008

WHEREAS:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to generate stronger financial returns, better respond to emerging issues, and enjoy long-term business success.

Mainstream financial companies are also increasingly recognizing the links between sustainability performance and shareholder value. Information from corporations on their greenhouse gas emissions and climate change policies is essential to investors as they assess the strengths of corporate securities in the context of climate change and the need for greenhouse gas emissions reductions.

Globally, over 2,700 companies issued reports on sustainability issues in 2007 (www.corporateregister.com). As such, it is no surprise that Dell, IBM, and Hewlett-Packard have taken leadership roles in these areas through the publication of comprehensive sustainability reports that address their company's impacts with regards to greenhouse gas emissions, carbon reduction, toxics, and employee safety. In fact, these companies have provided detailed public assessments of existing emissions and made carbon reduction commitments. Apple, Inc., however, lags behind its global industry peers on sustainability reporting, especially regarding key environmental issues such as climate change.

The information and communication technologies sector is estimated to contribute between 2-3% of total greenhouse gas emissions. As the industry continues to develop globally, this is set to increase further. Given the industry's large social and environmental footprint, we feel it is imperative that Apple develop clear policies and programs that address the impacts of its operations on the environment and on society.

RESOLVED: Shareholders request that the Board of Directors prepare a sustainability report describing corporate strategies regarding climate change, specifically to reduce greenhouse gas emissions and addressing other environmental and social impacts such as toxics and recycling, as well as employee and product safety. The report, prepared at reasonable cost and omitting proprietary information, should be published by July 2009.

SUPPORTING STATEMENT:

The report should include the company's definition of sustainability and a company-wide review of company policies, practices, and metrics related to long-term social and environmental sustainability. Taking early action to calculate emissions and prepare for standards could provide competitive advantage, while inaction risks exposing companies to regulatory and litigation risk and reputational damage.

We recommend that Apple use the Global Reporting Initiative's Sustainability Reporting Guidelines ("the Guidelines") to prepare the sustainability report and refer to the Carbon Disclosure Project (CDP) as a means to specifically report on its greenhouse gas emissions and reduction efforts. The Global Reporting Initiative (www.globalreporting.org) is an international organization developed with representatives from the business, environmental, human rights and labor communities.

The Guidelines provide guidance on report content, including performance on direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility. The Guidelines provide a flexible reporting system that allows the omission of content that is not relevant to company operations.

Calvert
INVESTMENTS THAT MAKE A DIFFERENCE®

4550 Montgomery Avenue
Bethesda, Maryland 20814

UNITED STATES POSTAGE
$ 00.42⁰
MAILED FROM ZIP CODE 20814

331

Mr. Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Apple Inc.
1 Infinite Loop
Cupertino, CA 95014

A UNIFI Company.

Printed on recycled paper containing 100% post-consumer waste

95014/3993

END